Exhibit 99.146

DeFi Technologies and SovFi Partner with Nairobi Securities Exchange to Design and
Launch Kenya Digital Exchange (KDX)

●	Strategic Partnership: DeFi Technologies, SovFi, and Valour Inc. have partnered with the Nairobi Securities Exchange (“NSE”) to design and launch the Kenya Digital Exchange (“KDX”), a fully regulated platform for tokenizing real-world assets, aimed at enhancing Kenya’s financial market infrastructure.

●	Progress on Valour ETPs: Valour’s exchange-traded products (“ETPs”) are in advanced stages of listing on the NSE, with the launch expected before the end of Q3 2025. The partnership also focuses on regulatory compliance, local partnerships, and consultation with Kenya’s Capital Markets Authority.

●	Revenue Model and Phased Launch: KDX will offer a diverse revenue model, including trading fees, listing fees, and staking services. The platform will be deployed in three phases, with full implementation expected by Q2 2026, positioning Kenya as a leader in digital asset trading and tokenization across Africa.

TORONTO, April 21, 2025 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA DEFI) (GR: R9B)(OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), along with its subsidiary, Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, and SovFi Inc. (“SovFi”), a company that aims at providing market liquidity and capital raising solutions for large capital market operators, including central banks, treasury departments of sovereign entities, stock exchanges, and multilateral development institutions, have entered into a strategic partnership with the Nairobi Securities Exchange (“NSE”) to design and establish the Kenya Digital Exchange (“KDX”). This pioneering initiative aims to enhance Kenya’s financial market infrastructure, providing unprecedented access to global capital markets through tokenization and digital asset trading.

This announcement builds upon a previously disclosed landmark Memorandum of Understanding (“MOU”) signed between Valour, the NSE, and SovFi. The MOU aims to facilitate the creation, issuance, and trading of digital asset ETPs within the Kenyan market and beyond, leveraging DeFi’s and Valour’s expertise in digital assets and SovFi’s specialized financial solutions.

Valour ETP Listing Progress

The listing of Valour ETPs on the NSE is in advanced stages. Since signing the MOU, Valour has retained one of Kenya’s leading law firms and has engaged in extensive, consistent outreach and consultation with the Capital Markets Authority of Kenya. Valour is currently engaging local partners to establish the needed architecture to successfully deploy select Valour ETPs on the NSE before the end of Q3 2025.

Kenya Digital Exchange (KDX) Overview

The proposed KDX will be a fully regulated platform dedicated to tokenizing real-world assets (“RWAs”), including equities, debt, funds, and commodities, while enabling primary issuance, trading, and liquidity provisioning. Built with full regulatory compliance and robust technological underpinnings, KDX will leverage blockchain technology, including integration with Hedera, to facilitate secure, transparent, and efficient transactions.

“This partnership represents a transformative step in expanding digital asset infrastructure across Africa,” said Olivier Roussy Newton of DeFi Technologies. “By collaborating with NSE, we will empower investors with new asset classes, driving economic growth, and positioning Kenya as a leading financial hub in Africa.”

Commenting on the new development, Frank Mwiti, CEO of the NSE said, “This partnership marks a bold and strategic leap toward the future of African capital markets. By collaborating with DeFi Technologies and SovFi to design and launch the KDX, we are laying the foundation for a dynamic digital marketplace that will unlock new investment opportunities, deepen market access, and position Kenya as a trailblazer in the tokenization and trading of real-world assets across the continent.”

Additionally, the partnership includes SovFi, which will assist companies and entities in tokenizing their shares and other real-world assets, promoting blockchain adoption in the African financial markets. SovFi’s expertise will enhance distribution channels and market penetration opportunities throughout the continent.

Phased Deployment and Revenue Model

The initial phases of KDX will focus on investor onboarding, regulatory compliance, and primary market token issuance, with subsequent stages introducing secondary market trading, advanced AI trading strategies, market making, and interoperability with global digital exchanges.

The KDX will be deployed in three phases, with the first phase to be implemented by the end of Q4 2025 and the final phase by the end of Q2 2026. The revenue model for the KDX will include trading fees, withdrawal and deposit fees, listing fees, margin trading and lending, staking services, Initial Exchange Offerings (IEOs) and token launches, custody services, tokenization services, fiat conversion fees, market-making, yield services, and liquidity provision by DeFi Technologies’ wholly-owned subsidiary, Stillman Digital.

KDX will operate under a shared ownership structure, with DeFi Technologies leading technology provision, liquidity management, and operational oversight, while NSE will handle market operations, regulatory approvals, and facilitate market access.

Digital Asset Adoption in Kenya

In 2022, Kenya’s cryptocurrency transactions were valued at approximately $18.6 billion (KES 2.4 trillion), surpassing the transaction volumes of some commercial banks in the country. This substantial volume highlights the growing significance of digital assets in Kenya’s financial landscape. With over 6 million crypto users—roughly 10% of the population—and a tech-savvy, mobile-first demographic, Kenya has quickly become a hotspot for blockchain innovation. The market’s expansion is driven by an 85% smartphone penetration rate, a thriving mobile money ecosystem, and increasing entrepreneurial activity. Kenya ranks among the top five African nations for cryptocurrency ownership and is globally recognized for its grassroots adoption, ranking 21st globally. The country’s vibrant fintech ecosystem is bolstered by over 40 active crypto and Web3 startups. Moreover, Kenya’s tech sector saw $638 million in venture funding in 2024, positioning it as the leading destination for digital economy investment in Africa. With these robust metrics, Kenya is well on its way to becoming a premier hub for digital asset trading and tokenization across the continent.

About Nairobi Securities Exchange

The Nairobi Securities Exchange (NSE) is a premier African securities exchange based in Kenya. It offers a world class trading facility for local and international investors and issuers looking to gain exposure to Africa’s economic growth. The NSE is a founder member of the African Securities Exchanges Association and the East African Securities Exchanges Association. It is a full member of the World Federation of Exchanges and the Association of Futures Markets, and a partner Exchange in the United Nations Sustainable Stock Exchanges Initiative (UN SSE). For more information please visit https://www.nse.co.ke/

About SovFi Inc.

SovFi aims to provide market liquidity and capital-raising solutions for large sovereign capital market operators. SovFi’s financial instrument development, regulation, and deployment leverage both traditional and token-based finance to deliver low-cost, highly liquid exchange-tradable products. For more information please visit https://www.sov.fi/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to objectives and outcomes of the MOU; the development of KDX; revenue model of the KDX; listing of ETPs on the NSE; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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